Exhibit 99.1

China Digital TV Provides Update on Asset Restructuring

Shareholders Approve Asset Sale &Related Transaction Agreements

BEIJING, Nov.27, 2014 -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of conditional access ("CA") systems and comprehensive services to China's expanding digital television market, today provided a further update regarding the progress of the Company's asset restructuring (the "Restructuring"), as referred to in press releases dated June 13, October 7, and October 27, 2014, respectively.

As announced in a press release dated November 27, 2014, at an extraordinary general meeting of China Digital TV, shareholders of China Digital TV approved the sale of the Company’s CA, network broadcasting platform and video-on-demand businesses through the sale of a 100% equity interest in its indirectly wholly-owned subsidiary, Beijing Super TV Co., Ltd. ("Super TV"), to Shanghai Tongda Venture Capital Co., Ltd. (“Tongda Venture”), as contemplated by a share transfer agreement dated October 9, 2014 (as amended and supplemented by a supplementary agreement dated October 27, 2014, the "Share Transfer Agreement"), and adopted and approved the Share Transfer Agreement and the transactions contemplated thereby, as well as certain ancillary agreements (the "Ancillary Agreements") in connection therewith and the transactions contemplated thereby.

Tongda Venture has informed the Company that its shareholders approved the transaction contemplated by the Share Transfer Agreement and the Ancillary Agreements at Tongda Venture’s extraordinary general meetings of shareholders held today.

The Restructuring remains subject to review and approval by relevant regulatory authorities, including the China Securities Regulatory Commission and the PRC Ministry of Commerce. The Company will update the market with further details as appropriate. The Restructuring is expected to be subject to close scrutiny by the regulators amid increasingly stringent standards for similar transactions. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all. The Restructuring will terminate if it has not been completed by December 31, 2015.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV's strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems and comprehensive services to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

About Tongda Venture

Shanghai Tongda Venture Capital Co., Ltd. (Ticker: 600647) was founded in 1992 and is listed on the Shanghai Stock Exchange. Cinda Investment Co. Ltd. is currently Tongda Venture's largest shareholder. Shanghai Tongda's business covers high- and new-technology investment, industrial investment and asset management, agricultural development, operation and domestic trade, and food production and sales.

For investor and media inquiries related to China Digital TV, please contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Brunswick Group

Tel: +86-10-5960-8610

Email: chinadigital@brunswickgroup.com

In the U.S.:

Brunswick Group

Tel: +1-212-333-3810

Email: chinadigital@brunswickgroup.com